

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 9, 2008

<u>Via U.S. Mail and Facsimile (714) 427-7799</u>

Birge Bargmann
Chief Executive Officer
Proteo, Inc.
2102 Business Center Drive
Irvine, CA 92612

Re: Proteo, Inc.
    Form 10-K/A1 for Fiscal Year Ended December 31, 2007
    Filed July 31, 2008
    Response Letter dated July 31, 2008
    File No. 000-30728

Dear Ms. Bargmann:

   We have reviewed your response letter dated July 31, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to the Form 10-KSB for Fiscal Year Ended December 31, 2007, filed July 31, 2008</u>

<u>Item 8A(T) Controls and Procedures, page 2</u>

<u>Management's Annual Report on Internal Control Over Financial Reporting, page 2</u>

1. We have reviewed your response to our prior comment. We note in the first paragraph of page 3 that you have concluded that your disclosure controls and procedures were not effective. It appears that you concluded on your disclosure controls and procedures in accordance with Item 307 of Regulation S-K in the penultimate paragraph of page 2 and that you had intended to conclude on your internal control over financial reporting under Item 308T(a)(3) instead. Please revise your conclusion in the first paragraph of page 3 to conclude on your internal control over financial reporting.

2. We remind you to file your amendment on Form 10-K/A pursuant to Section IV of SEC Release 33-8876, available in our website at: http://www.sec.gov/rules/final/2007/33-8876.pdf

3. We note that your counsel provided the acknowledgements in your response letter dated July 31, 2008. In your next response, provide a statement from your principal executive officer that acknowledges that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Mark R. Ziebell, Esq.
Snell & Wilmer
Via facsimile (714) 427-7799